UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INFINITY CORE ALTERNATIVE FUND

(Name of Subject Company (Issuer))

INFINITY CORE ALTERNATIVE FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terrance P. Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

March 1, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$18,000,000 (approximately 25% of 12/31 NAV) (a)	Amount of Filing Fee:	$1,963.80 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	Infinity Core Alternative Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $18,000,000 as of December 31, 2020) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the class, including fractions of Shares, of security that is the subject of the Offer, and includes all or some of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on March 26, 2021 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of June 30, 2021, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is March 31, 2022, the Fund expects that the audit will be completed by the end of May 2022.

•	A Shareholder may tender all its Shares or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a NAV of less than $25,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•	If a Shareholder tenders its Shares and the Fund purchases those Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) representing the Fund’s obligation to pay for repurchased Shares.

•	The Note will entitle the Shareholder to receive an initial payment in cash (valued according to the Registration Statement, as defined below) equal to at least 95% of the unaudited value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take approximately 45 days after June 30, 2021, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), to make the Initial Payment.

•	The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Shares as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable within approximately 45 days after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made within approximately 45 days after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Shareholder’s behalf. Upon a written request by a Shareholder to UMBFS, UMBFS will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on March 26, 2021 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to April 26, 2021 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Infinity Core Alternative Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on March 26, 2021. The value of the Shares may change between December 31, 2020 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (877) 779-1999 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on March 26, 2021, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a)            The name of the issuer is “Infinity Core Alternative Fund”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Maryland statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (877) 779-1999.

(b)            The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on December 31, 2020, the net asset value of the Fund was $71,805,832. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)            There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated August 15, 2013 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Infinity Core Alternative Fund.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (877) 779-1999. The Fund seeks to achieve its investment objective by investing primarily in general or limited partnerships, funds, corporations, trusts or other investment vehicles based primarily in the United States that invest or trade in a wide range of securities, and, to a lesser extent, other property and currency interests. The investment manager of the Fund is Vivaldi Asset Management, LLC (the “Investment Manager”). Infinity Capital Advisors, LLC serves as sub-adviser to the Fund (the “Sub-Adviser” and, together with the Investment Manager, the “Advisers”). The principal executive office of the Investment Manager is located at 225 W. Wacker Drive, Suite 2100, Chicago, Illinois 60606. The principal executive office of the Sub-Adviser is located at 3475 Piedmont Road NE, Suite 1525, Atlanta, Georgia 30305. The trustees on the Fund’s board of trustees (the “Board of Trustees”) are Terrance Gallagher, David G. Lee, and Robert Seyferth. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a)    (i)    Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 26, 2021 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)            The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2021, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. Each Shareholder that tenders Shares that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 95% of the unaudited estimated value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take approximately 45 days after the Repurchase Date to make the Initial Payment. The Note will also entitle a Shareholder to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the aggregate value of the Shares repurchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable within approximately 45 days after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made within approximately 45 days after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)           The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on March 26, 2021. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)           Not applicable.

(v)            At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated March 1, 2021, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)           Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, March 26, 2021 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to April 26, 2021 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)          Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on March 26, 2021 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)         For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)           If Shares in excess of 25.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)            The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)           Not applicable.

(xii)          The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

Not applicable.

(b)            Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on November 13, 2015 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Agreement and Declaration of Trust provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Investment Manager anticipates recommending to the Fund’s Board of Trustees that the Fund offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations on October 1, 2013 and has previously made twenty-seven offers to purchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Advisers or members of the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees; and (ii) any other person, with respect to the Shares.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)            The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Agreement and Declaration of Trust.

(b)            Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Agreement and Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c)            None of the Fund, the Advisers or the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)            The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 25.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)            There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)            Not applicable.

(d)            None of the Fund, the Advisers or the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)            Based on December 31, 2020 values, Mr. Jeffrey Vale, affiliate of the Sub-Adviser, has $219,715 in the Fund (approximately 0.31% of all Shares).

Based on December 31, 2020 values, Mr. Steven Barth, affiliate of the Sub-Adviser, has $365,939 in the Fund (approximately 0.51% of all Shares).

Based on December 31, 2020 values, Ms. Stephanie Brooks, affiliate of the Sub-Adviser, has $41,914 in the Fund (approximately 0.06% of all shares).

Based on December 31, 2020 values, Ms. Sigrid Brewer, affiliate of the Sub-Adviser, has $392,149 in the Fund (approximately 0.55% of all shares).

Based on December 31, 2020 values, Vale Living Trust, affiliate of the Sub-Adviser, has $1,293,100 in the Fund (approximately 1.80% of all shares).

Based on December 31, 2020 values, Ms. Marcia Champagne, affiliate of the Sub-Adviser, has $133,072 in the Fund (approximately 0.19% of all shares).

Based on December 31, 2020 values, Mr. Phillip Jarrell, affiliate of the Sub-Adviser, does not have any beneficial ownership in the Fund.

Based on December 31, 2020 values, Mr. Terrance Gallagher, Trustee of the Fund, does not have any beneficial ownership in the Fund.

Based on December 31, 2020 values, Mr. David G. Lee, Trustee of the Fund, does not have any beneficial ownership in the Fund.

Based on December 31, 2020 values, Mr. Robert Seyferth, Trustee of the Fund, does not have any beneficial ownership in the Fund.

(b)            Other than the acceptance of subscriptions as of January 1 and February 1, 2021, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Trustees or any person controlling the Fund, the Advisers or the Board of Trustees.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)            The Fund commenced operations on October 1, 2013. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the Period Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014; Unaudited Financial Statements for the Period Ended September 30, 2014, previously filed with the SEC on Form N-CSR on December 5, 2014; Audited Financial Statements for the Period Ended March 31, 2015, previously filed with the SEC on Form N-CSR on June 9, 2015; and Unaudited Financial Statements for the Period Ended September 30, 2015, previously filed with the SEC on Form N-CSR on December 7, 2015; Audited Financial Statements for the Period Ended March 31, 2016, previously filed with the SEC on Form N-CSR on June 9, 2016; Unaudited Financial Statements for the Period Ended September 30, 2016, previously filed with the SEC on Form N-CSR on December 9, 2016; Audited Financial Statements for the Period Ended March 31, 2017, previously filed with the SEC on Form N-CSR on June 9, 2017; Unaudited Financial Statements for the Period Ended September 30, 2017, previously filed with the SEC on Form N-CSR on December 8, 2017; Audited Financial Statements for the Period Ended March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; Unaudited Financial Statements for the Period Ended September 30, 2018, previously filed with the SEC on Form N-CSR on December 7, 2018; Audited Financial Statements for the Period Ended March 31, 2019, previously filed with the SEC on Form N-CSR on June 7, 2019; Unaudited Financial Statements for the Period Ended September 30, 2019, previously filed with the SEC on Form N-CSR on December 4, 2019; Audited Financial Statements for the Period Ended March 31, 2020, previously filed with the SEC on Form N-CSR on June 9, 2020, and Unaudited Financial Statements for the Period Ended September 30, 2020, previously filed with the SEC on Form N-CSR on December 8, 2020.

(b)

(1)          The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(2)          Not applicable.

(3)          NAV per Share $106.04 (12/31/20)

(c)           The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)           (1)          None.

(2)          None.

(3)          Not applicable.

(4)          Not applicable.

(5)          None.

(b)           None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

INFINITY CORE ALTERNATIVE FUND

By:	/s/ Michael Peck
Name: Michael Peck
Title: President

March 1, 2021

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.